FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2021

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated November 4, 2021;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended September 30, 2021; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 9-Month Period ended September 30, 2021.

November 4, 2021

For immediate release

Quebecor inc. reports consolidated results for third quarter 2021

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the third quarter of 2021. Quebecor consolidates the financial results of its wholly owned Quebecor Media Inc. (“Quebecor Media”) subsidiary.

Third quarter 2021 highlights

➢	Revenues: $1.15 billion in the third quarter of 2021, up $36.5 million (3.3%) from the same period of 2020.

➢	Adjusted EBITDA:[1] $520.3 million, up $6.9 million (1.3%) despite the $18.8 million unfavourable impact of the recognition of a one-time item in the Telecommunications segment in the third quarter of 2020.

➢	Net income attributable to shareholders: $173.1 million ($0.71 per basic share), an increase of $32.2 million ($0.15 per basic share).

➢	Adjusted income from continuing operating activities:[2] $176.1 million ($0.73 per basic share), an increase of $3.0 million ($0.04 per basic share).

➢	Cash flows from operations:[3] $365.8 million, a $19.7 million (5.7%) increase.

➢	The Telecommunications segment’s revenues grew by $1.6 million (0.2%) in the third quarter of 2021 and its adjusted EBITDA decreased by $6.8 million (-1.4%), reflecting the $18.8 million unfavourable impact of the recognition of a one-time item in the third quarter of 2020.

➢	Videotron Ltd. (“Videotron”) significantly increased its revenues from Internet access services ($15.9 million or 5.6%) and mobile telephony ($13.4 million or 8.0%) in the third quarter of 2021.

➢	There was a net increase of 25,600 revenue-generating units[4] (“RGUs”) (0.4%) in the third quarter of 2021, including 40,900 connections (2.7%) to the mobile telephony service and 22,500 subscriptions (1.2%) to Internet access services.

➢	Quebecor announced, on July 29, 2021, an investment by Videotron of nearly $830.0 million in the acquisition of 294 blocks of spectrum in the 3500 MHz band across the country, including 175 blocks in four Canadian provinces outside Québec: Ontario, Manitoba, Alberta and British Columbia.

➢	On August 17, 2021, Videotron launched Vrai, a new Québec subscription platform that will meet the strong demand for unscripted lifestyle, documentary and entertainment content. Vrai offers thousands of hours of all-French, on-demand content, including more than 40 first-run exclusive original Québec productions.

➢	Quebecor unveiled the new QUB digital platform, on September 15, 2021, which brings together all of its news and entertainment content in one place. Available on the Internet and via a mobile app, QUB is differentiated by its vast quantity of multisource, multiformat content, including text, music, video and audio, available live or on demand in a single, easy-to navigate environment that promotes content discoverability.

➢	TVA Group Inc. (“TVA Group”) announced, on July 16, 2021, that the studios of Canadian film and television industry leader MELS will be enlarged with the construction of MELS 4, with the support of the Government of Québec and the City of Montréal. The project will strengthen MELS’ position on the market for foreign blockbusters and series.

➢	Videotron and TVA Sports announced, on September 9, 2021, a partnership with the Lions de Trois-Rivières, the new ECHL hockey team. The new Trois-Rivières arena will be named the “Colisée Vidéotron” and TVA Sports will be the exclusive official broadcaster of the Lions de Trois-Rivières’ home games as they begin their first season.

➢	Event Management Gestev Inc., a subsidiary of the Sports and Entertainment Group, announced, on October 6, 2021, that it will be the new manager of the Cabaret du Casino de Montréal. It will operate the acoustically outstanding multipurpose venue and present unique programming to its thousands of visitors.

[1]	See “Adjusted EBITDA” under “Definitions.”
[2]	See “Adjusted income from continuing operating activities” under “Definitions.”
[3]	See “Cash flows from operations” under “Definitions.”
[4]	See “Key performance indicators” under “Definitions.”

“With the economy recovering in many of our lines of business, we generated strong results in the third quarter of 2021, from both the financial and operational standpoints,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Our steady performance is reflected in increases of 3.3% in revenues, 1.3% in adjusted EBITDA and 5.7% in cash flow from operations, despite the unfavourable impact of a one-time item.

“Videotron and Fizz continue to stand out with their ability to reach new customers and to enhance the richness of their offerings. Together, they achieved an unprecedented 37% market share of new subscriber connections to mobile services in the third quarter of 2021, ranking them first and second respectively in Québec. Over the past 12 months, our mobile telephony and Internet access services have posted sustained growth, with increases in RGUs of 118,700 (8.2%) and 62,900 (3.6%) respectively.

“The appeal of our Helix platform continues to growth steadily month after month, as evidenced by an increase of over 145,000 RGUs in the third quarter of 2021, pushing the total number since the service launched in September 2019 past the 1 million mark. We also continue promoting high-quality, diverse content through our Club illico and Vrai subscription services, and we are pleased that more and more Quebecers are taking advantage of them, as evidenced by the 3.2% increase in the subscriber base over the past 12 months. Club illico is promising an outstanding 2021-2022 program line-up, with the largest number of original series and films released in a single year since the service was launched “, Pierre Karl Péladeau continued.

“Furthermore, our digital ambitions continue to propel our successes and drive forward-looking projects. As a leading player in our industry, we are very proud to be supporting the acceleration of Québec’s digital transformation, notably through a partnership with the Québec-based tech firm Groupe X-Telia inc., which offers an expansive range of Internet of Things solutions to meet the needs of Québec municipalities and businesses. Videotron also recently landed a major contract with the Société de Transport de Montréal (STM) for IoT services, strengthening its leadership position in Québec.

“The 3,500 MHz spectrum auction was also completed this quarter. Our announced investment of nearly $830.0 million to acquire 5G spectrum for Videotron attests to our determination to become Canada’s fourth mobile carrier in order to create real competition, foster innovation and deliver better prices for Canadians. The spectrum acquisition will, among other things, enable us to take advantage of CRTC Decision 2021-130, which requires the incumbents Bell, Telus and Rogers to allow new carriers MVNO access to their networks. That was precisely how Videotron launched its wireless telephony service in 2006. When the current regulatory proceeding on technical arrangements and rates is completed, Videotron will therefore be able to launch its wireless service in the areas where it has acquired spectrum, namely Ontario, Manitoba, Alberta and British Columbia. All the carriers that acquired spectrum can launch an MVNO service and must roll out a network within 7 years,” said Pierre Karl Péladeau.

“TVA Group continues to benefit from the business recovery in most of its segments, as indicated by the 26.1% and 52.0% increases in revenues and adjusted EBITDA respectively in the third quarter of 2021. The results were driven in particular by film production and audiovisual services, which were in high demand during the quarter, and by advertising revenues at the TVA Network and the specialty channels, which increased for the third consecutive quarter compared with the same period of the previous year. TVA Group's total market share was 38.2% in the third quarter of 2021 and our programs were among the most watched in Québec,” said Pierre Karl Péladeau.

“Innovation has always been one of Quebecor’s major competitive advantages and our recently unveiled QUB digital platform is a prime example. Quebecor is proud to promote local content and anticipate the needs of consumers and the market by bringing all the content from our powerful ecosystem of media outlets, platforms and brands, including TVA+, QUB music, QUB radio, Vrai, Le Journal de Montréal and Le Journal de Québec, together on a single platform,” commented Pierre Karl Péladeau.

“I want to express my sincere gratitude to France Lauzière, who recently announced her resignation as President and Chief Executive Officer of TVA Group and Chief Content Officer of Quebecor Content, for her significant contribution to the Corporation over the past 20 years. At every stage of her career, she always impressed me with her commitment to the company’s success. France played a key role in strengthening Group TVA’s dominant position as Québec’s television leader. She paved the way for some major innovations in content creation, content acquisition and multiplatform distribution that have been very important for showcasing Québec culture and have given our artists and crews a chance to shine,” said Pierre Karl Péladeau.

“The continuing reopening of the economy is enabling us to stay on track toward our growth and profitability targets. In addition, our strong financial performance positions us very advantageously to capitalize on our many operational and technological advances and on our potential for cross-Canada expansion,” Pierre Karl Péladeau concluded.

COVID-19 pandemic

The COVID-19 pandemic has had a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. The Québec government has gradually implemented a new reopening plan since May 2021 and has imposed the use of a vaccination passport starting September 1, 2021 to be admitted to certain locations or to participate in certain non-essential activities. Since March 2020, this health crisis has curtailed the operations of many of Quebecor’s business partners and has led to a significant slowdown in some of the Corporation’s segments. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a reduction in volume at Videotron’s retail outlets; a reduction in advertising revenues, a decrease in sports events broadcast by the TVA Sports specialty channel in 2020 and a reduction in film and audiovisual content activity in the Media segment; and the cancellation of most shows and events in the Sports and Entertainment segment. Despite the constraints created by this pandemic, Quebecor has provided essential telecommunications and news services during this health crisis, while safeguarding the health and safety of the public and its employees. Due to the decrease in their revenues, most of the business units in the Media segment and Sports and Entertainment segment have qualified for the Canadian Emergency Wage Subsidy and subsidies totalling $9.4 million were recorded in the first nine months of 2021 as a reduction in employee costs ($14.4 million in the third quarter of 2020 and $43.9 million in the first nine months of 2020).

Non-IFRS financial measures

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from operations, free cash flows from continuing operating activities and consolidated net debt leverage ratio, and key performance indicators, including RGU. Definitions of the non-IFRS measures and the key performance indicator used by the Corporation are provided in the “Definitions” and “Key Performance Indicator” sections.

Financial table

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars, except number of shares and per basic share data)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Income
Revenues:
Telecommunications	$939.5	$937.9	$2,781.9	$2,681.7
Media	190.6	157.2	563.6	464.7
Sports and Entertainment	49.1	48.5	113.8	109.2
Inter-segment	(31.0)	(31.9)	(88.8)	(84.6)
	$1,148.2	$1,111.7	$3,370.5	$3,171.0
Adjusted EBITDA (negative adjusted EBITDA):[1]
Telecommunications	$476.8	$483.6	$1,409.2	$1,382.7
Media	36.6	24.9	54.6	36.6
Sports and Entertainment	11.0	7.6	16.2	6.6
Head Office	(4.1)	(2.7)	(5.6)	(0.1)
	520.3	513.4	1,474.4	1,425.8
Depreciation and amortization	(194.3)	(195.9)	(586.2)	(589.7)
Financial expenses	(83.8)	(80.1)	(253.9)	(249.1)
Gain (loss) on valuation and translation of financial instruments	6.0	(18.6)	7.2	8.9
Restructuring of operations and other items	(12.4)	(18.9)	3.7	(33.1)
Loss on debt refinancing	–	–	(80.9)	–
Income taxes	(56.6)	(56.4)	(140.4)	(147.7)
Income from discontinued operations	–	–	–	33.8
Net income	$179.2	$143.5	$423.9	$448.9

Income from continuing operations attributable to shareholders	$173.1	$140.9	$417.9	$413.6
Net income attributable to shareholders	173.1	140.9	417.9	447.4
Adjusted income from continuing operating activities[1]	176.1	173.1	464.3	429.5
Per basic share:
Income from continuing operations attributable to shareholders	0.71	0.56	1.71	1.64
Net income attributable to shareholders	0.71	0.56	1.71	1.77
Adjusted income from continuing operating activities[1]	0.73	0.69	1.90	1.70

1   See “Non-IFRS Financial Measures.”

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Additions to property, plant and equipment and to intangible assets[1]
Telecommunications	$139.5	$157.7	$428.9	$431.5
Media	12.3	7.9	27.6	23.2
Sports and Entertainment	1.0	0.9	2.6	2.5
Head Office	1.7	0.8	3.8	1.4
	154.5	167.3	462.9	458.6
Cash flows
Cash flows from operations:[1]
Telecommunications	337.3	325.9	980.3	951.2
Media	24.3	17.0	27.0	13.4
Sports and Entertainment	10.0	6.7	13.6	4.1
Head Office	(5.8)	(3.5)	(9.4)	(1.5)
	365.8	346.1	1,011.5	967.2
Free cash flows from continuing operating activities[1]	213.5	168.4	381.4	548.2
Cash flows provided by continuing operating activities	368.2	339.4	859.5	1,054.5

	Sept. 30 2021	Dec. 31 2020
Balance sheet
Cash and cash equivalents	$480.7	$136.7
Working capital	478.3	(70.4)
Net assets related to derivative financial instruments	389.6	597.1
Total assets	10,534.0	9,861.6
Total debt (current and long-term)	6,256.8	5,773.4
Lease liabilities (current and long-term)	181.6	173.3
Convertible debentures, including embedded derivatives	148.9	156.5
Equity attributable to shareholders	1,255.0	1,112.6
Equity	1,372.7	1,214.1
Number of common shares outstanding (in millions)	241.1	248.2
Consolidated net debt leverage ratio[1]	2.80x	2.68x

1   See “Non-IFRS Financial Measures.”

2021/2020 third quarter comparison

Revenues: $1.15 billion, a $36.5 million (3.3%) increase.

•	Revenues increased in Telecommunications ($1.6 million or 0.2% of segment revenues), Media ($33.4 million or 21.2%), and Sports and Entertainment ($0.6 million or 1.2%).

Adjusted EBITDA: $520.3 million, a $6.9 million (1.3%) increase.

•	Adjusted EBITDA increased in Media ($11.7 million or 47.0% of segment adjusted EBITDA) and Sports and Entertainment ($3.4 million or 44.7%).

•	Adjusted EBITDA decreased in the Telecommunications segment ($6.8 million or -1.4%), reflecting the $18.8 million unfavourable impact of the recognition of a one-time item in the third quarter of 2020.

•	The change in the fair value of Quebecor and Quebecor Media stock options and in the value of Quebecor stock-price-based share units resulted in a $6.4 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2021 compared with the same period of 2020.

Net income attributable to shareholders: $173.1 million ($0.71 per basic share) in the third quarter of 2021, compared with $140.9 million ($0.56 per basic share) in the same period of 2020, an increase of $32.2 million ($0.15 per basic share).

•	The main favourable variances were:

o	$24.6 million favourable variance in gains and losses on valuation and translation of financial instruments, including $23.6 million without any tax consequences;

o	$6.9 million increase in adjusted EBITDA;

o	$6.5 million decrease in the charge for restructuring of operations and other items.

•	The main unfavourable variances were:

o	$3.7 million increase in financial expenses.

Adjusted income from continuing operating activities: $176.1 million ($0.73 per basic share) in the third quarter of 2021, compared with $173.1 million ($0.69 per basic share) in the same period of 2020, an increase of $3.0 million ($0.04 per basic share).

Cash flows from operations: $365.8 million, a $19.7 million (5.7%) increase due to the $12.8 million decrease in additions to property, plant and equipment and to intangible assets, and the $6.9 million increase in adjusted EBITDA.

Cash flows provided by continuing operating activities: $368.2 million, a $28.8 million (8.5%) increase due primarily to the favourable net change in non-cash balances related to operating activities.

2021/2020 year-to-date comparison

Revenues: $3.37 billion, a $199.5 million (6.3%) increase.

•	Revenues increased in Telecommunications ($100.2 million or 3.7% of segment revenues), Media ($98.9 million or 21.3%), and Sports and Entertainment ($4.6 million or 4.2%).

Adjusted EBITDA: $1.47 billion, a $48.6 million (3.4%) increase.

•	Adjusted EBITDA increased in Telecommunications ($26.5 million or 1.9% of segment adjusted EBITDA), despite the $12.6 million unfavourable impact of the recognition of a one-time item in the third quarter of 2020, Media ($18.0 million or 49.2%), and Sports and Entertainment ($9.6 million).

•	There was a decrease at Head Office ($5.5 million) due, among other things, to a budget variance in intersegment charges.

•	The change in the fair value of Quebecor and Quebecor Media stock options and in the value of Quebecor stock-price-based share units resulted in a $3.1 million favourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2021 compared with the same period of 2020.

Net income attributable to shareholders: $417.9 million ($1.71 per basic share) in the first nine months of 2021, compared with $447.4 million ($1.77 per basic share) in the same period of 2020, a decrease of $29.5 million ($0.06 per basic share).

•	The main unfavourable variances were:

o	$80.9 million unfavourable variance related to debt refinancing;

o	$33.8 million decrease in income from discontinued operations;

o	$4.8 million increase in financial expenses.

•	The main favourable variances were:

o	$48.6 million increase in adjusted EBITDA;

o	$36.8 million favourable variance in restructuring of operations and other items;

o	$7.3 million decrease in the income tax expense.

Adjusted income from continuing operating activities: $464.3 million ($1.90 per basic share) in the first nine months of 2021, compared with $429.5 million ($1.70 per basic share) in the same period of 2020, an increase of $34.8 million ($0.20 per basic share).

Cash flows from operations: $1.01 billion, a $44.3 million (4.6%) increase due to the $48.6 million increase in adjusted EBITDA, partially offset by a $4.3 million increase in additions to property, plant and equipment and to intangible assets.

Cash flows provided by continuing operating activities: $859.5 million, a $195.0 million decrease, due primarily to the unfavourable net change in non-cash balances related to operating activities, partially offset by the increase in adjusted EBITDA.

Consolidated net debt leverage ratio: 2.80x at September 30, 2021 compared with 2.68x at December 31, 2020.

Investing and financing operations

•	On July 5, 2021, Quebecor Media completed the early redemption of the entirety of its 6.625% Senior Notes due January 15, 2023, in aggregate principal amount of $500.0 million, at a redemption price of 107.934% of their principal amount, in accordance with a notice issued on June 3, 2021.

•	On July 6, 2021, Videotron completed the early redemption of the entirety of its 5.000% Senior Notes due July 15, 2022, in aggregate principal amount of US$800.0 million, at a redemption price of 104.002% of their principal amount, in accordance with a notice issued on June 3, 2021. The related hedges in an asset position were also unwound.

Senior management

•	On April 14, 2021, France Lauzière decided to take time off from her professional duties for family reasons. Ms. Lauzière is now resigning from her position as President and Chief Executive Officer of TVA Group and Chief Content Officer of Quebecor Content, for the same reasons. She will remain available to work with the company on strategic projects. Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor, will continue to serve as acting President of TVA Group and Quebecor Content.

3500 MHz spectrum auction

On July 29, 2021, Quebecor announced an investment of nearly $830.0 million in the acquisition by Videotron of 294 blocks of spectrum in the 3500 MHz band across the country. More than half of the investment is concentrated in four Canadian provinces outside Québec: southern and eastern Ontario, Manitoba, Alberta and British Columbia. Quebecor now holds 175 blocks of spectrum in the 3500 MHz band (with an average size of 32 MHz) in four Canadian provinces outside Québec and plans to roll out its mobile telephony service to certain rural and urban areas in the rest of Canada. Videotron made an initial deposit of $166.0 million in the third quarter of 2021 for the acquisition of these spectrum licences. Innovation, Science and Economic Development Canada (“ISED”) had initially set October 4, 2021 as the date for payment of the balance. However, delivery of the licenses has been postponed to give ISED time to conduct technical consultations with respect to the 3500 MHz band. ISED has not yet determined the date on whish the spectrum licences will be issued and delivered, as well as the date the final payment of $664.0 million will become due. In late August 2021, two competitors launched legal proceedings in Federal Court contesting the awarding of 3500 MHz licences in Western Canada to Videotron. These cases are currently before the Federal Court. On October 22, 2021, the Federal Court dismissed an application for an interlocutory injunction filed by one of these competitors to halt the granting of spectrum licences in Western Canada.

Capital stock

On August 4, 2021, the Corporation authorized a normal course issuer bid for a maximum of 1,000,000 Class A Shares representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 6,000,000 Class B Shares representing approximately 3.6% of issued and outstanding Class B Shares as of July 30, 2021. The purchases can be made from August 15, 2021 to August 14, 2022 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems. All shares purchased under the bid will be cancelled.

On August 6, 2021, the Corporation entered into an automatic securities purchase plan (“the plan”) with a designated broker whereby shares may be repurchased under the plan at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods. The plan received prior approval from the Toronto Stock Exchange. It came into effect on August 15, 2021 and will terminate on the same date as the normal course issuer bid.

Under the plan, before entering a self-imposed blackout period, the Corporation may, but is not required to, ask the designated broker to make purchases under the normal course issuer bid. Such purchases shall be made at the discretion of the designated broker, within parameters established by the Corporation prior to the blackout periods. Outside the blackout periods, purchases will be made at the discretion of the Corporation’s management.

In the first nine months of 2021, the Corporation purchased and cancelled 7,064,650 Class B Shares for a total cash consideration of $225.9 million (4,695,800 Class B Shares for a total cash consideration of $143.4 million in the same period of 2020). The excess of $184.2 million of the purchase price over the carrying value of Class B Shares repurchased was recorded in reduction of retained earnings ($115.7 million in the same period of 2020).

Dividend

On November 3, 2021, the Board of Directors of Quebecor declared a quarterly dividend of $0.275 per share on its Class A Shares and Class B Shares, payable on December 14, 2021 to shareholders of record at the close of business on November 19, 2021. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s third quarter 2021 results, please refer to the Management Discussion and Analysis and condensed consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/investors/financial-documentation> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its third quarter 2021 results on November 4, 2021, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1-877-293 8052, access code for participants 20561#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/investors/conferences-and-annual-meeting>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above. Anyone unable to attend the conference call will be able to listen to a recording by dialing 1-877-293-8133, access code 20561#, recording access code 0100757#. The recording will be available until February 2, 2022.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition, and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics or other public health crises, including the COVID-19 pandemic, political instability is some countries, risks associated with emergency measures implemented by various governments, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2020.

The forward-looking statements in this press release reflect Quebecor’s expectations as of November 4, 2021 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: www.twitter.com/Quebecor

Source:	Information:

Hugues Simard Chief Financial Officer Quebecor Inc. and Quebecor Media Inc. hugues.simard@quebecor.com 514-380-7414	Communications Department Quebecor Inc. and Quebecor Media Inc. medias@Quebecor.com 514-380-4572

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income tax, and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 2 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$476.8	$483.6	$1,409.2	$1,382.7
Media	36.6	24.9	54.6	36.6
Sports and Entertainment	11.0	7.6	16.2	6.6
Head Office	(4.1)	(2.7)	(5.6)	(0.1)
	520.3	513.4	1,474.4	1,425.8
Depreciation and amortization	(194.3)	(195.9)	(586.2)	(589.7)
Financial expenses	(83.8)	(80.1)	(253.9)	(249.1)
Gain (loss) on valuation and translation of financial instruments	6.0	(18.6)	7.2	8.9
Restructuring of operations and other items	(12.4)	(18.9)	3.7	(33.1)
Loss on debt refinancing	-	-	(80.9)	-
Income taxes	(56.6)	(56.4)	(140.4)	(147.7)
Income from discontinued operations	-	-	-	33.8
Net income	$179.2	$143.5	$423.9	$448.9

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, and loss on debt refinancing, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before the income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Adjusted income from continuing operating activities	$176.1	$173.1	$464.3	$429.5
Gain (loss) on valuation and translation of financial instruments	6.0	(18.6)	7.2	8.9
Restructuring of operations and other items	(12.4)	(18.9)	3.7	(33.1)
Loss on debt refinancing	-	-	(80.9)	-
Income taxes related to adjustments[1]	3.4	4.5	23.6	7.0
Net income attributable to non-controlling interest related to adjustments	-	0.8	-	1.3
Discontinued operations	-	-	-	33.8
Net income attributable to shareholders	$173.1	$140.9	$417.9	$447.4

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Cash flows from operations and free cash flows from continuing operating activities

Cash flows from operations

Cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by the operations of all of its segments, on a consolidated basis, in addition to the operating cash flows generated by each segment. Cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by continuing operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. Free cash flows from continuing operating activities is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 4 and 5 provide a reconciliation of cash flows from operations and free cash flows from continuing operating activities to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Table 4

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Adjusted EBITDA (negative adjusted EBITDA)
Telecommunications	$476.8	$483.6	$1,409.2	$1,382.7
Media	36.6	24.9	54.6	36.6
Sports and Entertainment	11.0	7.6	16.2	6.6
Head Office	(4.1)	(2.7)	(5.6)	(0.1)
	520.3	513.4	1,474.4	1,425.8
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(103.5)	(115.7)	(316.5)	(298.2)
Media	(6.4)	(3.2)	(10.6)	(6.7)
Sports and Entertainment	(0.3)	(0.1)	(0.4)	(0.2)
Head Office	(0.4)	(0.8)	(1.6)	(1.3)
	(110.6)	(119.8)	(329.1)	(306.4)
Additions to intangible assets:[2]
Telecommunications	(36.0)	(42.0)	(112.4)	(133.3)
Media	(5.9)	(4.7)	(17.0)	(16.5)
Sports and Entertainment	(0.7)	(0.8)	(2.2)	(2.3)
Head Office	(1.3)	-	(2.2)	(0.1)
	(43.9)	(47.5)	(133.8)	(152.2)
Cash flows from operations
Telecommunications	337.3	325.9	980.3	951.2
Media	24.3	17.0	27.0	13.4
Sports and Entertainment	10.0	6.7	13.6	4.1
Head Office	(5.8)	(3.5)	(9.4)	(1.5)
	$365.8	$346.1	$1,011.5	$967.2

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Additions to property, plant and equipment	$(110.6)	$(119.8)	$(329.1)	$(306.4)
Net variance in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(9.8)	(18.3)	(8.6)	(18.4)
Cash flows used for additions to property, plant and equipment	$(120.4)	$(138.1)	$(337.7)	$(324.8)

[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements:	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Additions to intangible assets	$(43.9)	$(47.5)	$(133.8)	$(152.2)
Net variance in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	6.5	13.2	(12.8)	(32.9)
Cash flows used for licence deposit	(166.0)	-	(166.0)	-
Cash flows used for additions to intangible assets	$(203.4)	$(34.3)	$(312.6)	$(185.1)

Table 5

Free cash flows from continuing operating activities and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2021	2020	2021	2020
Cash flows from operations from Table 4	$365.8	$346.1	$1,011.5	$967.2
Plus (minus)
Cash portion of financial expenses	(82.0)	(78.1)	(247.7)	(243.0)
Cash portion related to restructuring of operations and other items	(12.4)	(11.8)	(14.5)	(26.2)
Current income taxes	(63.5)	(60.7)	(191.3)	(181.0)
Other	3.5	1.3	5.9	3.9
Net change in non-cash balances related to operating activities	5.4	(23.3)	(161.1)	78.6
Net change in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(9.8)	(18.3)	(8.6)	(18.4)
Net change in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	6.5	13.2	(12.8)	(32.9)
Free cash flows from continuing operating activities	213.5	168.4	381.4	548.2
Plus (minus)
Cash flows used for additions to property, plant and equipment	120.4	138.1	337.7	324.8
Cash flows used for additions to intangible assets (excluding expenditures related to licence acquisitions and renewals)	37.4	34.3	146.6	185.1
Proceeds from disposal of assets	(3.1)	(1.4)	(6.2)	(3.6)
Cash flows provided by continuing operating activities	$368.2	$339.4	$859.5	$1,054.5

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt, excluding convertible debentures, divided by the trailing 12-month adjusted EBITDA. Consolidated net debt, excluding convertible debentures, represents total long-term debt plus bank indebtedness, lease liabilities, the current portion of lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management and the Board of Directors in its decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. The consolidated net debt leverage ratio excludes convertible debentures because, subject to certain conditions, those debentures can be repurchased at the Corporation’s discretion by issuing Quebecor Class B Shares. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate its financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 6 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in Quebecor’s condensed consolidated financial statements.

Table 6

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	Sept. 30, 2021	Dec. 31, 2020
Total long-term debt[1]	$6,284.7	$5,786.4
Plus (minus)
Lease liabilities	145.2	139.0
Current portion of lease liabilities	36.4	34.3
Bank indebtedness	5.6	1.7
Assets related to derivative financial instruments	(406.3)	(625.5)
Liabilities related to derivative financial instruments	16.7	28.4
Cash and cash equivalents	(480.7)	(136.7)
Consolidated net debt excluding convertible debentures	5,601.6	5,227.6
Divided by:
Trailing 12-month adjusted EBITDA	$2,001.2	$1,952.6
Consolidated net debt leverage ratio	2.80x	2.68x
[1]	Excluding changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

KEY PERFORMANCE INDICATOR

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and over-the-top video services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)

(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
Revenues	$1,148.2	$1,111.7	$3,370.5	$3,171.0

Employee costs	172.1	156.5	518.0	471.2
Purchase of goods and services	455.8	441.8	1,378.1	1,274.0
Depreciation and amortization	194.3	195.9	586.2	589.7
Financial expenses	83.8	80.1	253.9	249.1
(Gain) loss on valuation and translation of financial instruments	(6.0)	18.6	(7.2)	(8.9)
Restructuring of operations and other items	12.4	18.9	(3.7)	33.1
Loss on debt refinancing	-	-	80.9	-

Income before income taxes	235.8	199.9	564.3	562.8

Income taxes (recovery):
Current	63.5	60.7	191.3	181.0
Deferred	(6.9)	(4.3)	(50.9)	(33.3)
	56.6	56.4	140.4	147.7

Income from continuing operations	179.2	143.5	423.9	415.1
Income from discontinued operations	-	-	-	33.8

Net income	$179.2	$143.5	$423.9	$448.9

Income from continuing operations attributable to
Shareholders	$173.1	$140.9	$417.9	$413.6
Non-controlling interests	6.1	2.6	6.0	1.5

Net income attributable to
Shareholders	$173.1	$140.9	$417.9	$447.4
Non-controlling interests	6.1	2.6	6.0	1.5

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.71	$0.56	$1.71	$1.64
From discontinued operations	-	-	-	0.13
Net income	0.71	0.56	1.71	1.77
Diluted:
From continuing operations	0.68	0.56	1.66	1.58
From discontinued operations	-	-	-	0.13
Net income	0.68	0.56	1.66	1.71

Weighted average number of shares outstanding (in millions)	242.7	250.5	244.8	252.4
Weighted average number of diluted shares (in millions)	247.5	250.7	249.6	258.2

1

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
Income from continuing operations	$179.2	$143.5	$423.9	$415.1

Other comprehensive income (loss) from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	15.7	(25.0)	11.5	18.9
Deferred income taxes	(3.8)	6.1	1.0	(2.5)

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	27.5	(25.0)	202.0	(87.0)
Deferred income taxes	(7.3)	6.6	(53.7)	22.6

Equity investment:
Gain on revaluation of an equity investment	2.4	-	2.4	-
Deferred income taxes	(0.3)	-	(0.3)	-

Reclassification to income:
Gain related to cash flow hedges	-	-	(1.0)	-
Deferred income taxes	-	-	0.6	-
	34.2	(37.3)	162.5	(48.0)

Comprehensive income from continuing operations	213.4	106.2	586.4	367.1

Income from discontinued operations	-	-	-	33.8

Comprehensive income	$213.4	$106.2	$586.4	$400.9

Comprehensive income (loss) from continuing operations attributable to
Shareholders	$205.4	$104.8	$570.1	$370.3
Non-controlling interests	8.0	1.4	16.3	(3.2)

Comprehensive income (loss) attributable to
Shareholders	$205.4	$104.8	$570.1	$404.1
Non-controlling interests	8.0	1.4	16.3	(3.2)

2

QUEBECOR INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended September 30, 2021
			Sports	Head
			and	office and
	Telecommunications	Media	Entertainment	Intersegments	Total
Revenues	$939.5	$190.6	$49.1	$(31.0)	$1,148.2

Employee costs	103.8	53.7	8.4	6.2	172.1
Purchase of goods and services	358.9	100.3	29.7	(33.1)	455.8
Adjusted EBITDA[1]	476.8	36.6	11.0	(4.1)	520.3

Depreciation and amortization					194.3
Financial expenses					83.8
Gain on valuation and translation of financial instruments					(6.0)
Restructuring of operations and other items					12.4
Income before income taxes					$235.8

Cash flows used for:
Additions to property, plant and equipment	$114.8	$4.9	$0.3	$0.4	$120.4
Additions to intangible assets	197.3	4.2	0.7	1.2	203.4

	Three months ended September 30, 2020
			Sports	Head
			and	office and
	Telecommunications	Media	Entertainment	Intersegments	Total
Revenues	$937.9	$157.2	$48.5	$(31.9)	$1,111.7

Employee costs	101.4	38.6	7.5	9.0	156.5
Purchase of goods and services	352.9	93.7	33.4	(38.2)	441.8
Adjusted EBITDA[1]	483.6	24.9	7.6	(2.7)	513.4

Depreciation and amortization					195.9
Financial expenses					80.1
Loss on valuation and translation of financial instruments					18.6
Restructuring of operations and other items					18.9
Income before income taxes					$199.9

Cash flows used for:
Additions to property, plant and equipment	$133.9	$3.4	$0.1	$0.7	$138.1
Additions to intangible assets	29.6	3.9	0.8	-	34.3

3

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)

(unaudited)

	Nine months ended September 30, 2021
			Sports	Head
			and	office and
	Telecommunications	Media	Entertainment	Intersegments	Total
Revenues	$2,781.9	$563.6	$113.8	$(88.8)	$3,370.5

Employee costs	310.0	164.7	23.0	20.3	518.0
Purchase of goods and services	1,062.7	344.3	74.6	(103.5)	1,378.1
Adjusted EBITDA[1]	1,409.2	54.6	16.2	(5.6)	1,474.4

Depreciation and amortization					586.2
Financial expenses					253.9
Gain on valuation and translation of financial instruments					(7.2)
Restructuring of operations and other items					(3.7)
Loss on debt refinancing					80.9
Income before income taxes					$564.3

Cash flows used for:
Additions to property, plant and equipment	$323.7	$12.0	$0.4	$1.6	$337.7
Additions to intangible assets	290.7	17.4	2.2	2.3	312.6

	Nine months ended September 30, 2020
			Sports	Head
			and	office and
	Telecommunications	Media	Entertainment	Intersegments	Total
Revenues	$2,681.7	$464.7	$109.2	$(84.6)	$3,171.0

Employee costs	305.0	124.5	21.6	20.1	471.2
Purchase of goods and services	994.0	303.6	81.0	(104.6)	1,274.0
Adjusted EBITDA[1]	1,382.7	36.6	6.6	(0.1)	1,425.8

Depreciation and amortization					589.7
Financial expenses					249.1
Gain on valuation and translation of financial instruments					(8.9)
Restructuring of operations and other items					33.1
Income before income taxes					$562.8

Cash flows used for:
Additions to property, plant and equipment	$312.3	$11.2	$0.2	$1.1	$324.8
Additions to intangible assets	165.7	17.0	2.3	0.1	185.1

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing, income taxes and income from discontinued operations.

4

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
			Retained	other	to non-
	Capital	Contributed	earnings	comprehensive	controlling	Total
	stock	surplus	(deficit)	(loss) income	interests	equity
Balance as of December 31, 2019	$1,055.9	$17.4	$(31.7)	$(64.1)	$94.6	$1,072.1
Net income	-	-	447.4	-	1.5	448.9
Other comprehensive loss	-	-	-	(43.3)	(4.7)	(48.0)
Dividends	-	-	(151.3)	-	(0.2)	(151.5)
Repurchase of Class B Shares	(27.7)	-	(115.7)	-	-	(143.4)
Balance as of September 30, 2020	1,028.2	17.4	148.7	(107.4)	91.2	1,178.1
Net income	-	-	159.8	-	8.7	168.5
Other comprehensive (loss) income	-	-	-	(26.5)	1.6	(24.9)
Dividends	-	-	(49.8)	-	-	(49.8)
Repurchase of Class B Shares	(10.4)	-	(47.4)	-	-	(57.8)
Balance as of December 31, 2020	1,017.8	17.4	211.3	(133.9)	101.5	1,214.1
Net income	-	-	417.9	-	6.0	423.9
Other comprehensive income	-	-	-	152.2	10.3	162.5
Dividends	-	-	(201.8)	-	(0.1)	(201.9)
Repurchase of Class B Shares	(41.7)	-	(184.2)	-	-	(225.9)
Balance as of September 30, 2021	$976.1	$17.4	$243.2	$18.3	$117.7	$1,372.7

5

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020
Cash flows related to operating activities
Income from continuing operations	$179.2	$143.5	$423.9	$415.1
Adjustments for:
Depreciation of property, plant and equipment	142.9	149.5	434.9	455.3
Amortization of intangible assets	40.8	37.0	120.3	107.2
Amortization of right-of-use assets	10.6	9.4	31.0	27.2
(Gain) loss on valuation and translation of financial instruments	(6.0)	18.6	(7.2)	(8.9)
Gain on disposal of other assets	-	(0.2)	(19.0)	(0.4)
Impairment of assets	-	7.3	0.8	7.3
Loss on debt refinancing	-	-	80.9	-
Amortization of financing costs	1.8	2.0	6.2	6.1
Deferred income taxes	(6.9)	(4.3)	(50.9)	(33.3)
Other	0.4	(0.1)	(0.3)	0.3
	362.8	362.7	1,020.6	975.9
Net change in non-cash balances related to operating activities	5.4	(23.3)	(161.1)	78.6
Cash flows provided by continuing operating activities	368.2	339.4	859.5	1,054.5
Cash flows related to investing activities
Business acquisitions	0.8	-	(21.0)	(10.8)
Additions to property, plant and equipment	(120.4)	(138.1)	(337.7)	(324.8)
Additions to intangible assets	(203.4)	(34.3)	(312.6)	(185.1)
Proceeds from disposals of assets	3.1	1.4	6.2	3.6
Other	-	(48.5)	(8.0)	(51.4)
Cash flows used in continuing investing activities	(319.9)	(219.5)	(673.1)	(568.5)
Cash flows related to financing activities
Net change in bank indebtedness	-	(5.4)	3.9	(14.2)
Net change under revolving facilities	(16.1)	10.3	6.7	(124.9)
Issuance of long-term debt, net of financing costs	-	-	1,986.8	-
Repayment of long-term debt	(1,564.4)	(0.4)	(1,565.0)	(1.0)
Repayment of lease liabilities	(10.4)	(10.8)	(31.4)	(31.3)
Settlement of hedging contracts	185.2	-	184.4	(0.8)
Repurchase of Class B Shares	(94.4)	(47.8)	(225.9)	(143.4)
Dividends	(66.8)	(50.1)	(201.8)	(151.3)
Dividends paid to non-controlling interests	-	-	(0.1)	(0.2)
Cash flows (used in) provided by continuing financing activities	(1,566.9)	(104.2)	157.6	(467.1)

Cash flows (used in) provided by continuing operations	(1,518.6)	15.7	344.0	18.9

Cash flows provided by discontinued operations	-	-	-	7.8

Cash and cash equivalents at beginning of period	1,999.3	25.0	136.7	14.0
Cash and cash equivalents at end of period	$480.7	$40.7	$480.7	$40.7

Cash and cash equivalents consist of
Cash	$479.6	$39.5	$479.6	$39.5
Cash equivalents	1.1	1.2	1.1	1.2
	$480.7	$40.7	$480.7	$40.7

Interest and taxes reflected as operating activities
Cash interest payments	$49.2	$41.3	$205.3	$198.5
Cash income tax payments (net of refunds)	58.0	70.7	225.1	93.6

6

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)

	September 30	December 31
	2021	2020
Assets

Current assets
Cash and cash equivalents	$480.7	$136.7
Restricted cash	202.3	-
Accounts receivable	700.6	563.6
Contract assets	153.3	174.9
Income taxes	7.3	4.9
Inventories	312.9	250.7
Other current assets	134.2	113.0
	1,991.3	1,243.8

Non-current assets
Property, plant and equipment	3,095.3	3,189.2
Intangible assets	1,643.8	1,466.7
Goodwill	2,718.5	2,714.0
Right-of-use assets	150.8	143.1
Derivative financial instruments	406.3	625.5
Deferred income taxes	39.8	45.5
Other assets	488.2	433.8
	8,542.7	8,617.8
Total assets	$10,534.0	$9,861.6

Liabilities and equity

Current liabilities
Bank indebtedness	$5.6	$1.7
Accounts payable, accrued charges and provisions	893.6	872.2
Deferred revenue	301.7	307.5
Deferred subsidies	202.3	-
Income taxes	38.1	70.0
Current portion of long-term debt	35.3	28.5
Current portion of lease liabilities	36.4	34.3
	1,513.0	1,314.2

Non-current liabilities
Long-term debt	6,221.5	5,744.9
Derivative financial instruments	16.7	28.4
Convertible debentures	150.0	150.0
Lease liabilities	145.2	139.0
Deferred income taxes	844.7	848.2
Other liabilities	270.2	422.8
	7,648.3	7,333.3
Equity
Capital stock	976.1	1,017.8
Contributed surplus	17.4	17.4
Retained earnings	243.2	211.3
Accumulated other comprehensive income (loss)	18.3	(133.9)
Equity attributable to shareholders	1,255.0	1,112.6
Non-controlling interests	117.7	101.5
	1,372.7	1,214.1

Total liabilities and equity	$10,534.0	$9,861.6

7

Supplementary Disclosure

Quarter / 9-Month Period

Ended September 30, 2021

For additional information, please contact

Hugues Simard, Chief Financial Officer,

at 514 380-7414, investor.relations@quebecor.com

QUEBECOR INC.

Supplementary Disclosure

September 30, 2021

Net Income Attributable to Shareholders

	3rd Quarter		YTD
	2021	2020	2021	2020
Net income per share (basic)	$0.71	$0.56	$1.71	$1.77

Net income, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.73	$0.69	$1.90	$1.70

Reconciliation of earnings per share

	3rd Quarter		YTD
	2021	2020	2021	2020
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.73	$0.69	$1.90	$1.70

Other adjusments[1]:
Unusual items	(0.04)	(0.06)	(0.22)	(0.09)
Gain (loss) on valuation and translation of financial instruments	0.02	(0.07)	0.03	0.03
Discontinued operations	-	-	-	0.13
Total	(0.02)	(0.13)	(0.19)	0.07

Reported net income per share (basic)	$0.71	$0.56	$1.71	$1.77

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2021

Capital Structure

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Mortgage loan due in 2022	$44.9
$44.9

Quebecor Media Inc.
Revolving credit facility due in 2022 (availability: $300)	$-
5 3/4% Senior Notes due in 2023	1,075.4
1,075.4
Videotron Ltd.
Revolving credit facility due in 2023 (availability: $1,500)	-
5 3/8% Senior Notes due in 2024	760.8
5 5/8% Senior Notes due in 2025	400.0
5 3/4% Senior Notes due in 2026	375.0
5 1/8% Senior Notes due in 2027	760.8
3 5/8% Senior Notes due in 2028	750.0
3 5/8% Senior Notes due in 2029	634.0
4 1/2% Senior Notes due in 2030	800.0
3 1/8% Senior Notes due in 2031	650.0
5,130.6
TVA Group Inc.
Revolving credit facility due in 2022 (availability: $75)	33.8
33.8

Other debt	-
Total Quebecor Media Inc.	$6,239.8

TOTAL LONG-TERM DEBT [1]	$6,284.7

Bank indebtedness	5.6
Exchangeable debentures - Quebecor Inc.	2.1
Convertible debentures (cost if settled in cash at maturity) - Quebecor Inc. [2]	150.0
Lease liabilities	181.6
(Asset) liability related to derivative financial instruments	(389.6)

Cash and cash equivalents :
TVA Group Inc.	2.5
Other	478.2
$480.7

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 9 to Consolidated Financial Statements.

[2]	Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on September 30, 2021, subject to a floor price of approximately $25.86 and a ceiling price of approximately $32.32.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2021

Consolidated Net Debt Leverage Ratio

(all amounts in millions of Canadian dollars, except ratios)
	2021			2020
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Total long-term debt [1]	$6,284.7	$7,714.5	$6,376.1	$5,786.4	$5,952.1

Add (deduct):
(Asset) liability related to derivative financial instruments	(389.6)	(489.3)	(534.3)	(597.1)	(798.6)
Lease liabilities	181.6	183.0	179.4	173.3	168.0
Bank indebtedness	5.6	5.6	3.3	1.7	15.2
Cash and cash equivalents	(480.7)	(1,999.3)	(759.3)	(136.7)	(40.7)

Consolidated net debt excluding convertible debentures	$5,601.6	$5,414.5	$5,265.2	$5,227.6	$5,296.0
Divided by: trailing 12-month adjusted EBITDA	$2,001.2	$1,994.3	$1,968.6	$1,952.6	$1,920.3

Consolidated net debt leverage ratio	2.80x	2.71x	2.67x	2.68x	2.76x

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 9 to Consolidated Financial Statements.

TELECOMMUNICATIONS

Supplementary Disclosure

September 30, 2021

Operating Results

	2021			2020
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Revenue-Generating Units ('000) [1]	6,146.6	6,121.0	6,141.2	6,147.9	6,104.9
Mobile Telephony Lines ('000)	1,571.3	1,530.4	1,503.2	1,481.1	1,452.6
Homes Passed ('000)	3,030.5	3,020.9	3,005.1	2,994.7	2,983.3
Internet Subscribers ('000)	1,832.7	1,810.2	1,804.9	1,796.8	1,769.8
Penetration of Homes Passed	60.5%	59.9%	60.1%	60.0%	59.3%
Television Subscribers ('000)	1,428.0	1,441.4	1,457.5	1,475.6	1,481.8
Penetration of Homes Passed	47.1%	47.7%	48.5%	49.3%	49.7%
Wireline Telephony Lines ('000)	847.4	872.4	897.7	924.7	947.8
Penetration of Homes Passed	28.0%	28.9%	29.9%	30.9%	31.8%
Over-the-Top Video Subscribers ('000)	467.2	466.6	477.9	469.7	452.9

	3rd Quarter			YTD
	2021	2020	VAR	2021	2020	VAR
(in millions)
Revenues
Internet	$301.4	$285.5	5.6%	$899.8	$839.1	7.2%
Television	207.8	222.7	-6.7%	632.3	683.6	-7.5%
Mobile telephony	181.8	168.4	8.0%	527.1	488.3	7.9%
Wireline telephony	79.4	85.4	-7.0%	240.8	255.1	-5.6%
Mobile equipment sales	72.0	80.2	-10.2%	195.5	179.8	8.7%
Wireline equipment sales	51.3	50.3	2.0%	148.2	100.7	47.2%
Other	45.8	45.4	0.9%	138.2	135.1	2.3%
Telecommunications	$939.5	$937.9	0.2%	$2,781.9	$2,681.7	3.7%

Adjusted EBITDA
Telecommunications	$476.8	$483.6	-1.4%	$1,409.2	$1,382.7	1.9%

Cash flows used for:
Additions to PP&E	$114.8	$133.9		$323.7	$312.3
Additions to Intangible Assets	197.3	29.6		290.7	165.7
Telecommunications	$312.1	$163.5	90.9%	$614.4	$478.0	28.5%

Mobile Telephony ABPU [2]	$50.15	$50.98		$50.13	$50.96
Total ABPU [2]	$50.55	$49.94		$50.39	$49.85

1 Revenue-generating units (" RGUs ") are the sum of subscriptions to the television, Internet access and Club illico over-the-top video services, plus subscriber connections to the wireline and mobile telephony services.

2 Average billing per unit (" ABPU ") is an indicator used to measure monthly average subscription billing per revenue-generating unit.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2021

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2021

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information on a consolidated basis for Quebecor Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.'s results for the third quarter of 2021, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company's website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by Quebecor Inc. to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from operations, free cash flows from continuing operating activities and consolidated net debt leverage ratio are not calculated in accordance with or recognized by IFRS. Quebecor Inc.’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the third quarter of 2021 under "Non-IFRS Financial Measures" for a complete description of these measures as well as a reconciliation to the most directly comparable measures calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Sophie Riendeau
By:	Sophie Riendeau
Corporate Secretary

Date:	November 5, 2021